For period ending   May 31, 2007		                  Exhibit 77D

File number 811-8765

Clarification to asset segregation policy
Cover for strategies using derivative instruments.
Transactions using derivative instruments, other than purchased options, expose the Fund to an obligation to another party. The Fund will not enter into any such transactions unless it owns either (1) an offsetting
(covered) position in securities, currencies or other options, forward currency contracts or futures contracts or (2) cash or liquid securities, with a value sufficient at all times to cover its potential obligations to the extent not covered as provided in (1) above. The Fund will comply with SEC guidelines regarding cover for such transactions and will, if the guidelines so require, set aside cash or liquid securities, marked to market daily, in a segregated account with its custodian in the prescribed amount.

With respect to futures contracts, the Fund will cover its obligations under the futures transactions in which it participates by either (i) holding offsetting positions that appropriately equal the daily market value of the Funds position in the futures contract (less the initial margin and any variation margins deposited with a futures commission merchant); or (ii) accruing such amounts on a daily basis and maintaining segregated assets to cover the futures contract. With respect to a futures contract that is not contractually required to cash-settle, the Fund must cover its open position by maintaining segregated assets equal to the contracts full, notional value. However, the Fund may net non-cash settled futures contracts if the futures have the same expiration date and underlying instruments. With respect to a futures contract that is contractually required to cash-settle, the Fund is permitted to maintain segregated assets in an amount equal to the Funds daily marked-to-market (net) obligation (i.e., the Funds daily net liability if any) rather than the notional value. By setting aside assets equal to only its net obligation under cash-settled future contracts, the Fund will have the ability to employ leverage to a greater extent than if the Fund were required to segregate assets equal to the full notional value of such contracts.

The Fund will only enter into forward contracts to sell, for a fixed amount of US dollars or other appropriate currency, an amount of foreign currency, to the extent that the value of the short forward contract is covered by the underlying value of securities denominated in the currency being sold. Alternatively, when the Fund enters into a non-cash settled forward contract to sell an amount of foreign currency, the Funds custodian or sub-custodian will place segregated assets in a segregated account of the Fund in an amount equal to the contracts full, notional value. However, currency contracts with respect to identical currencies may be netted against each other and, in such cases, the Funds custodian or sub-custodian will place segregated assets in a segregated account of the Fund in an amount equal to the net amount owed (the unrealized loss) by the Fund.

When the Fund enters into a non-deliverable forward transaction, the Funds custodian will maintain segregated assets in an amount not less than the value of the Funds unrealized loss under such non-deliverable forward transaction. If the additional segregated assets decline in value or the amount of the Funds commitment increases because of changes in currency rates, additional cash or securities will be designated as segregated assets on a daily basis so that the value of the account will equal the amount of the Funds unrealized loss under the non-deliverable forward agreement.

Assets used as cover or held in a segregated account cannot be sold while the position in the corresponding derivatives instrument is open, unless they are replaced with similar assets. As a result, the commitment of a large portion of the Funds assets to cover positions or segregated accounts could impede portfolio management or the Funds ability to meet current obligations.